Filed Pursuant to Rule 424(b)(3)
Registration No. 333-265293

PROSPECTUS

SUPERCOM LTD.

5,648,689 Ordinary Shares Issuable Upon Exercise of Warrants to Purchase Ordinary Shares

PROSPECTUS SUPPLEMENT NO. 1
DATED July 27, 2022
(To Prospectus dated June 8, 2022)

This Prospectus Supplement No. 1, dated July 27, 2022 (“Supplement No. 1”), filed by SuperCom Ltd. (the “Company,” “we,” “us” or “our”), modifies and supplements certain information contained in the Company’s prospectus, dated June 8, 2022 (as amended and supplemented from time to time, the “Prospectus”), as part of the Company’s Registration Statement on Form F-1 declared effective by the U.S. Securities and Exchange Commission on June 8, 2022. This Supplement No. 1 is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto. The Prospectus, as amended by this Supplement No. 1, relates to the offering of warrants to purchase up to an aggregate of 5,648,689 ordinary shares, par value NIS 0.25 per share (the “ordinary shares”), of the Company (the “Warrants”) (and the ordinary shares issuable from time to time upon exercise of the Warrants) pursuant to the terms of the Agreement (as defined below).

On July 27, 2022, we entered into a letter agreement (the “Agreement”) with a certain accredited institutional investor holder of the Warrants (the “Investor”) whereby we agreed (i) to amend Warrants held by the Investor and exercisable for up to an aggregate of 5,648,689 ordinary shares to reduce the exercise price of such Warrants in the event of a cash exercise (and not a cashless exercise) to $0.308 per ordinary share from the time of the Investor’s execution of the Agreement and delivery of the Agreement to us and our delivery of this Supplement No. 1 to the Investor until 9:00 a.m. Eastern Time on July 27, 2022 (the “Modified Exercise Price Term”), (ii) to have the Warrants be immediately exercisable and (iii) that if and only if an Investor exercises for cash the Warrants for all of the ordinary shares issuable upon exercise of the Warrants as amended pursuant to the Agreement before the end of the Modified Exercise Price Term, we will issue to the Investor a new warrant in the form attached to the Agreement (the “New Warrants”), in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) of the Securities Act and/or Rule 506(b) promulgated thereunder, which New Warrant shall be initially exercisable for 100% of the number of ordinary shares issued to the Investor pursuant to the exercise of the Warrant during the Modified Exercise Price Term, at an exercise price of $0.32 per ordinary share. The New Warrants will be exercisable commencing 60 days after the issuance date for a period of seven years thereafter.

Accordingly, this Supplement No. 1 amends and supplements the Prospectus to reflect an amendment of the exercise price of the Warrants held by the Investor during the Modified Exercise Price Term from $0.70 per share of common stock to $0.308 per share of common stock in accordance with the terms of the Agreement, and that the Warrants shall be immediately exercisable during the Modified Exercise Price Term. Following the Agreement, if all of the Warrants that were amended pursuant to the Agreement are exercised for cash during the Modified Exercise Price Term, we would receive gross proceeds of approximately $1.74 million.

The information in this Supplement No. 1 modifies and supersedes, in part, the information contained in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as so modified or superseded by this Supplement No. 1. We may further amend or supplement the Prospectus from time to time by filing additional amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

Our ordinary shares are traded on the Nasdaq Capital Market under the symbol “SPCB.” On July 26, 2022, the closing sale price of our ordinary shares was $0.3076 per share.

Investing in our securities involves a high degree of risk. Before buying any of our securities, you should read and carefully consider risks described in the “Risk Factors” section in the Prospectus, under similar headings in the other documents that are incorporated by reference into the Prospectus and in our most recent reports on Form 6-K.

Neither the U.S. Securities and Exchange Commission, the Israeli Securities Authority nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus, or any of the supplements or amendments relating thereto, is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 27, 2022